Exhibit 99

NEWS RELEASE

CONTACT:
Bob Aronson
Vice President, Investor Relations
800-579-2302
(baronson@stagestores.com)

<u>**FOR IMMEDIATE RELEASE**</u>

Stage Stores Reports Increases of 7.6% in Total Sales and 5.1% in Comparable Store Sales for January

Company Raises 4th Quarter and Full Year EPS Guidance

HOUSTON, TX, February 3, 2011 - Stage Stores, Inc. (NYSE: SSI) today reported that its total sales for the four week January period ended January 29, 2011 increased 7.6% to $72 million from $67 million in the prior year period ended January 30, 2010. Comparable store sales increased 5.1%.

Most merchandise categories achieved January comparable store sales increases, with shoes, cosmetics, accessories and outerwear in line or better than the Company average. Geographically, the South Central, Southeast and Southwest regions had the strongest comparable store sales gains.

For the fourth quarter ended January 29, 2011, the Company reported that total sales increased 5.1% to $454 million. Comparable store sales for the quarter increased 2.5%. For the fiscal year ended January 29, 2011, total sales increased 2.7% to $1,471 million. Comparable store sales increased 0.2% for the year.

Andy Hall, President and Chief Executive Officer, commented, "We are pleased with our comparable store sales increases for January and the fourth quarter. We also expect our fourth quarter gross margin rate to exceed guidance. Based on the anticipated gross margin rate improvement and sales near the high end of our previous guidance, we are raising our fourth quarter EPS guidance to $0.84 to $0.85 from our previous guidance of $0.78 to $0.81. Similarly, our fiscal year EPS guidance is increasing to $0.97 to $0.98 versus our previous guidance of $0.91 to $0.94."

The Company plans to report its fourth quarter and 2010 fiscal year results before the market opens on Tuesday, March 8, 2011, and will hold a conference call and webcast the same day beginning at 8:30 a.m. Eastern Time.

--more--

The following table is provided for reference purposes and details the sales history for the Company on a monthly and quarterly basis for the 2010 and 2009 fiscal years.

SALES SUMMARY

Fiscal Period	Comparable Store Sales % Increase (Decrease)		Total Sales ($ in Millions)	
	2010	2009	2010	2009
February	(3.9)%	(8.6)%	$99	$101
March	8.6	(15.0)	140	125
April	(8.3)	(1.5)	101	107
1st Quarter	(0.6)	(9.0)	340	333
May	(2.9)	(7.2)	116	117
June	(1.2)	(12.6)	129	128
July	(0.6)	(11.9)	100	97
2nd Quarter	(1.6)	(10.7)	345	342
August	0.5	(9.5)	114	111
September	1.8	(5.6)	118	113
October	(3.5)	(0.1)	100	101
3rd Quarter	(0.3)	(5.4)	332	325
November	2.4	(12.5)	116	110
December	1.9	(2.2)	266	255
January	5.1	(11.3)	72	67
4th Quarter	2.5	(6.5)	454	432
Full Year	0.2%	(7.9)%	$1,471	$1,432

Store Activity

The Company reported that it closed three stores in January. For the 2010 fiscal year, the Company had a net increase of 28 stores, growing from 758 stores to 786 stores. Looking ahead, the Company anticipates opening 35 to 40 new stores during the 2011 fiscal year.

--more--


About Stage Stores

Stage Stores, Inc. brings nationally recognized brand name apparel, accessories, cosmetics and footwear for the entire family to small and mid-size towns and communities through 786 stores located in 39 states. The Company operates its stores under the five names of Bealls, Goody's, Palais Royal, Peebles and Stage. For more information about Stage Stores, visit the Company's web site at www.stagestoresinc.com.


Caution Concerning Forward-Looking Statements

This document contains "forward-looking statements". Forward-looking statements reflect our expectations regarding future events and operating performance and often contain words such as "believe", "expect", "may", "will", "should", "could", "anticipate", "plan" or similar words. In this document, forward-looking statements include comments regarding the Company's gross margin rate outlook for the fourth quarter, as well comments regarding the Company's EPS outlooks for the fourth quarter and 2010 fiscal year. Forward-looking statements subject to a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the forward-looking statements. These risks and uncertainties include, but are not limited to, those in our Annual Report on Form 10-K as filed with the Securities and Exchange Commission (the "SEC") on March 30, 2010, and other factors as may periodically be described in our other filings with the SEC. Forward-looking statements speak only as of the date of this document. We do not undertake to update our forward-looking statements.


###